Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com
 www.allianzlife.com

December 13, 2010

Ms. Sally Samuel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re:           Allianz Life Insurance Company of North America
Allianz Life Variable Account B
Initial Registration Statement on Form N-4
File Nos. 333-169265 and 811-05618

Dear Ms. Samuel:

We received oral comments from you on December 10, 2010 with respect to our December 3, 2010 correspondence filing responding to written comments on Registrant's above-referenced Initial Registration Statement Nos. 333-169265 and 811-05618. Attached to this letter are redlined pages of the prospectus that have been revised to respond to your oral comments, with the exception of comment 1 as you indicated you did not want to see changed pages where the only change was the addition of a definition. All page numbers in this letter refer to the Initial Registration Statement.

1.      Cover (Page 1)

Comments:

(a).	Please define each defined term the first time it is used in the text of the prospectus, even if it is also defined in the glossary, with the exception of first use within a footnote.

(b).	Please add back the sentence on the cover page regarding optional benefits are subject to certain date and/or age restrictions for adding or exercising benefits.

(c).
Please revise the new sentence you added to the cover regarding which investment options are available if the Income Protector and Investment Protector benefits are purchased to make it clearer and easier to understand.

Responses:

(a).	Revised as requested.

(b).	Revised as requested.

(c).	Revised as requested.

AZL-Connections-N-4 page 1

2.      Fee Tables and Examples (Pages 4-7)

Comment:

The examples need to be revised to indicate the most expensive combination of charges for each time period, including any withdrawal charges.

Response:

We revised the expense examples as requested and removed information that is not required by Form N-4 from both the examples and the Contract Annual Expenses table.

3.      Free Look (Page 16)

Comment:

Please revise this paragraph to the prior language which was easier to understand.

Response:

Revised as requested.

4.      First Note for Waiver of Withdrawal Charge Benefit (Page 34)

Comment:

Please clarify what is not available in Massachusetts.

Response:

We revised the note to indicate it is the waiver of withdrawal charge benefit that is not available.

5.      First Note for Systematic Withdrawal Program (Page 34)

Comment:

Please clarify what restrictions may apply to systematic withdrawals or remove this reference.

Response:

We determined that all restrictions are already listed and have removed this reference.

6.	First Note for The Minimum Distribution Program and Required Minimum Distribution (RMD) Payments (Page 34)

Comment:

Please clarify what is not available while you are receiving systematic withdrawals.

Response:

We revised the note to indicate it is the minimum distribution program that is not available.

AZL-Connections-N-4 page 2

7.      Selection of Optional Benefits (Page 34)

Comment:

Please revise the simultaneous replacement language in the last sentence of the second paragraph.

Response:

We revised the last sentence of the second paragraph to read as follows:

If you select the No Withdrawal Charge Option, you can only remove Income Protector or Investment Protector if we increase the rider charge, or if you simultaneously replace your selected living benefit (e.g. Investment Protector) with the other living benefit (e.g. Income Protector).

8.      The Investment Protector (Page 50)

Comment:

Please bold the last two sentences of the first paragraph.

Response:

Revised as requested.

************************************************************************************

WRITTEN COMMENTS RECEIVED NOVEMBER 4, 2010

1.      Cover (Page 1)

Comments:

(a).	Please define each defined term the first time it is used in the text of the prospectus, even if it is also defined in the glossary.

(b).	Please identify on the cover which investment options are available if the Income Protector and Investment Protector benefits are purchased.

Responses:

(a).	We added definitions to the cover page and moved the glossary to the front of the prospectus to appear after the table of contents.

(b).	Revised as requested.

2.      Fee Tables and Examples (Pages 4-7)

Comments:

(a).	Please provide in a pre-effective amendment all missing fee and expense information in the tables and expense examples.

(b).
The last line of the “Contract Annual Expense” table on page 5 should show the combined M&E and rider charges, such that the highest current and maximum charges for a Contract are 3.3% and 4.8% respectively.

(c).
We note that the footnotes to the fee and expenses tables are extensive. Please confirm that all footnotes will appear at the bottom of the relevant page in the final printed version so as not to obscure the required table disclosure.

AZL-Connections-N-4 page 3

Responses:

(a).	Acknowledged.

(b).
We cannot combine the M&E and rider charges as they are assessed against different values and deducted differently as set out in footnotes 8 and 9. The M&E charge is assessed against the Investment Option’s net asset value and is deducted daily. The rider charge is assessed against either the Benefit Base for Income Protector or the Target Value for Investment Protector, and is deducted quarterly.

(c).	We revised the footnotes to make them easier to understand and shorter. All footnotes will appear at the bottom of the page on the final printed version.

3.      Faxed Application (Page 12)

Comment:

Please identify the states in which you do not allow applications to be faxed.

Response:

We confirmed that we now accept faxed applications in all states and removed this language from the prospectus.

4.      Accumulation Units (Page 13)

Comment:

Please identify the section in the Statement of Additional Information which is being cross-referenced.

Response:

Revised as requested.

5.      Investment Options (Page 13)

Comment:

Please add that you will send copies of the “current” prospectus when the Contract is issued (last sentence of second paragraph).

Response:

We revised the last two sentences of the second paragraph to read as follows:

We send you the current copy of the Investment Options’ prospectus when we issue the Contract. (You can also obtain the current Investment Options’ prospectus by contacting your Financial Professional or calling us at the toll-free telephone number listed at the back of this prospectus.)

6.      Contract Maintenance Charge (Page 25)

Comment:

Please identify the states in which you are not permitted to assess the contract maintenance charge.

Response:

We confirmed that we now assess the contract maintenance charge in all states and have removed this language from the prospectus.

AZL-Connections-N-4 page 4

7.      Withdrawal Charge (Pages 25-27)

Comment:

Please disclose whether amounts withdrawn to pay the fees of any adviser are subject to a withdrawal charge.

Response:

We added the following sentence to the second paragraph:

However, amounts withdrawn to pay investment adviser fees are subject to a withdrawal charge if they exceed the free withdrawal privilege.

8.      Notes for Contract Issued in Pennsylvania (Page 29)

Comment:

Please rewrite so the restriction is clearly stated in plain English.

Response:

We revised the restriction to read as follows:

NOTE FOR CONTRACTS ISSUED IN PENNSYLVANIA: Not available if you were diagnosed with a terminal illness as of the Issue Date. Also, the nursing home confinement requirement is a total 90 non-consecutive days within a six month period.

9.      Systematic Withdrawal Program (Page 29)

Comment:

Please specify the restrictions applicable to systematic withdrawals.

Response:

We revised the last sentence of the paragraph to read as follows:

However, we reserve the right to discontinue the systematic withdrawal program at any time and for any reason.

10.      When Annuity Payments Begin (Page 32)

Comment:

Please eliminate the word “stop” at the end of the last sentence in the first “Note.”

Response:

Revised as requested.

11.      Selection of Optional Benefits (Page 34)

Comment:

Please rewrite the last sentence of the second paragraph so it is clear which benefit can be removed if the rider charge increases.

Response:

We revised the last sentence of the second paragraph to read as follows:

If you select the No Withdrawal Charge Option, you can only remove Income Protector or Investment Protector if we increase the rider charge, or if you can simultaneously replace it with the other benefit.

AZL-Connections-N-4 page 5

12.      Income Protector (Page 35)

Comment:

Please identify the circumstances when the “No Withdrawal Charge Option” can be removed or cross-reference where this disclosure can be found in the prospectus.

Response:

We revised this bullet to read as follows:

•	If you select the No Withdrawal Charge Option, you can only remove Income Protector as discussed under “Removing the Income Protector”.

13.      Notes for Joint Owners Selecting Single Lifetime Plus Payments (Page 37)

Comment:

Please define the single Lifetime Plus Payment. Also, please also clarify the last sentence.

Response:

We defined single and joint Lifetime Plus Payment on the prior page as follows:

When you select this benefit, you choose whether you want Lifetime Plus Payments based on your life (single Lifetime Plus Payments) or the lifetime of you and your spouse (joint Lifetime Plus Payments).

We also revised the last sentence to read as follows:

This means that upon an Owner’s death, Lifetime Plus Payments are no longer available even if the sole Covered Person is still alive.

14.      Lifetime Plus Payments (Pages 37-38)

Comment:

Please clarify if the annual maximum payment percentage changes each year depending on the age of the Covered Person.

Response:

We revised the last sentence of the last paragraph to read as follows:

Your annual maximum Lifetime Plus Payment may increase based on the Covered Person’s age and/or if the Contract Value increases as discussed under “Automatic Annual Payment Increases to the Lifetime Plus Payments.”

15.      Once Lifetime Payments begin (Page 40)

Comment:

Please clarify the third to last bullet so that it is clear that Lifetime Plus Payments not withdrawn in a given Benefit Year remain in the Contract only for the remainder of that year.

Response:

Revised as requested.

AZL-Connections-N-4 page 6

16.      The Target Value (Pages 45-46)

Comment:

Please add the word “after” at the end of the second bullet (on page 46), so that it reads, “withdrawal taken on or after the rider effective date.”

Response:

Revised as requested.

17.      Table 3 (Page 49)

Comment:

In the last sentence of the second paragraph, please state which instructions you use to rebalance.

Response:

Revised to indicate we use future allocation instructions.

18.      The Separate Account (Page 54)

Comment:

Please revise the last sentence of the last sentence to state that the obligations under the Contracts are obligations of Allianz Life as required by Item 5(b)(ii)(C).

Response:

Revised as requested.

19.      Financial Statements, Exhibits and Other Information

Comment:

Financial statements, exhibits, and other required or missing disclosures not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response:

Acknowledged.

20.      Tandy Comment

Comment:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the staff’s comments, the registrant’s changes to the disclosure in the response to staff’s comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from responsibility; and

AZL-Connections-N-4 page 7

•	the registrant my not asset this action or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Response:

Acknowledged.

For the convenience of the staff in reviewing this response to comments, we are sending via email to the Office of Insurance Products of the Division of Investment Management, a redline copy of the changed pages for the Connections prospectus.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By: /s/ Stewart D. Gregg
            Stewart D. Gregg

AZL-Connections-N-4 page 8